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Claude Brown

Direct Phone:  +44 (0)20 3116 3662
Email:  cbrown@reedsmith.com

November 1, 2016

Our Ref:  CB\YY\999983.23760

Attention:  Graham Tuckwell (US Fund Services)
ETF Securities USA LLC
as sponsor to ETFS Precious Metals Basket Trust
Ordinance House
31 Pier Road
St. Helier, Jersey
JE4 Channel Islands

Dear Sirs

ETFS PRECIOUS METALS BASKET TRUST - Form S-3 Registration Statement under the Securities Act of 1933

1.

We act as English legal advisers to ETF Securities USA LLC, a Delaware limited liability company acting as sponsor to ETFS Precious Metals Basket Trust (the Trust), in connection with the preparation and filing of a Registration Statement on Form S-3 (the Registration Statement), including the prospectus included in Part 1 of the Registration Statement, under the Securities Act of 1933, as amended (the 1933 Act), filed on November 1, 2016. The Registration Statement related to the proposed registration under the 1933 Act of 6,700,000 shares of fractional undivided beneficial interest in and ownership of the Trust.  This opinion is provided for the sole purpose of the Registration Statement and is limited to the matters opined on herein and does not extend, nor may be implied to extend, to any other matter.

2.	Unless otherwise defined herein, the words and expressions used in this letter shall have the same meaning as those words and expressions defined in the Registration Statement.
3.

We are solicitors qualified in England and express no opinion as to any law other than English law at the date hereof. It is assumed that no law of any jurisdiction other than England and Wales affects this opinion. This opinion is governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in connection with any claim or matter arising out of, or in connection with, this opinion which speaks only as of its date.

4.	For the purpose of the opinion contained in this letter, we have examined the following only:
4.1

the ETFS Precious Metals Basket Trust Allocated Account Agreement dated October 18,  2010 and made between JPMorgan Chase Bank, N.A., as custodian (1) and The Bank of New York Mellon, as trustee (2), as filed as an exhibit to the Registration Statement; and

4.2

the ETFS Precious Metals Basket Trust Unallocated Account Agreement dated October 18,  2010 and made between JPMorgan Chase Bank, N.A., as custodian (1) and The Bank of New York Mellon, as trustee (2), as filed as an exhibit to the Registration Statement, (together with the ETFS Precious Metals Basket Trust Allocated Account Agreement, the Custody Agreements).

5.	The opinion set out in this letter is based upon the following assumptions, which we have made without investigation:
5.1	that the forms of the Custody Agreements, which we have examined and on which we have based the opinion set out in this letter, and all other documents submitted to us are authentic and complete;
5.2	that all signatures, stamps or seals, if any, on all documents supplied to us as originals or as copies of originals are genuine;
5.3

that no amendment, alteration, termination, variation or modification has been made to any of the Custody Agreements in the forms examined by us, including (without limitation) the entry into of any side agreement or the giving of any undertaking, whether written or oral, which might have the effect of an amendment, alteration, termination, variation or modification of any of the Custody Agreements;

5.4

that the parties to the Custody Agreements had as of October 18, 2010 (the Execution Date) and have as of the date of this letter the legal right and full power and authority to enter into and perform the Custody Agreements and any other documents executed (or to be executed) by them pursuant to or in connection with the Custody Agreements and that the Custody Agreements constitute valid and binding obligations on the parties in accordance with their terms;

5.5

that all corporate or constitutional action required by the parties to the Custody Agreements to validly and duly authorise the execution and delivery of, and to exercise the rights and perform the obligations of such parties under, the Custody Agreements had been duly taken as of the Execution Date;

5.6

that all documents submitted to us as copies conform to the original documents and such originals are authentic and complete and there has been no variation, amendment, modification, waiver or alteration of any kind of any such document or the entry into of any side agreement or undertaking, whether written or oral, which might constitute or have the effect of a variation, amendment, modification, waiver or alteration of any kind of any such document;

5.7

that the Custody Agreements and the arrangements to which they give rise are not illegal, non-binding or unenforceable under or by virtue of any applicable laws outside England (as to which we express no opinion);

5.8

that to the extent that any obligation under the Custody Agreements has been or is to be performed in any jurisdiction other than England and Wales, its performance will not be illegal, non-binding or unenforceable under the laws of such jurisdiction (as to which we express no opinion);

5.9

that the Custodian, the Trustee and any other person referred to in the Custody Agreements had been duly incorporated as of the Execution Date, were as of the Execution Date (and are at the date of this letter) validly existing and had due power and authority as of the Execution Date to enter into and be bound by the arrangements contemplated by the Custody Agreements;

5.10	all statements of fact made in the Custody Agreements are true and correct in all respects;
5.11

that no act, omission or thing has occurred or failed to occur (including all consents, licenses, approvals, notices, filings, and registrations required to made or obtained) in the period commencing on the Execution Date until the date of this letter which would have the effect of vitiating, invalidating, voiding, waiving, setting aside, repudiating, rendering unenforceable or in any way impairing any of a party’s rights and/or obligations under the Custody Agreements;

5.12

that all the parties to the Custody Agreements have during the period commencing on the Execution Date until the date of this letter complied (and will continue to comply) with all applicable anti-terrorism, anti-corruption, anti-money laundering and sanctions and human rights laws and regulations; and

5.13	that all property transferred or purported to be transferred under the Custody Agreements will be validly transferred to the transferee in the manner contemplated by the Custody Agreements.
6.

On the basis of the foregoing and in reliance thereon and subject to the qualifications set out below and to matters not disclosed to us, we are of the opinion, as of the date hereof that the Custody Agreements constitute legally binding obligations of the parties thereto and would be enforceable if brought before a court in England and Wales.

7.	The opinion set out in paragraph 6 above (the Opinion) is subject to the following qualifications:
7.1

we do not express any opinion in relation to the compliance of the Registration Statement or the offering of Shares thereunder with the laws, rules, requirements, customs or practices of the Securities and Exchange Commission or any other regulatory authority;

7.2

we do not give any opinion that any clause in the Custody Agreements, would be upheld in any English court if found to be contrary to the privacy and human rights legislation prevailing under English law;

7.3

in the event that the Trustee resigns or is removed as trustee of the Trust in circumstances whereby no successor is immediately appointed, an English court could construe the Custody Agreements as invalid by virtue of having only one party;

7.4

we have reviewed the Custody Agreements in isolation from the rules, regulations, practices and customs of the London Bullion Market and the London Platinum and Palladium Market and/or the Bank of England as well as from the rules, regulations, practices, customs and laws of any other applicable government, regulatory body or government authority applicable to gold, silver, platinum and palladium or banking or custody arrangements and as to which we consequently express no opinion;

7.5	we do not give any opinion as regards the likely outcome of the bringing of proceedings in relation to the Custody Agreements in New York or any other jurisdiction outside England and Wales;
7.6

we give no opinion as to the likelihood or otherwise of the English courts agreeing to enforce a judgment of the New York courts or a judgment of the courts of any other jurisdiction in relation to the Custody Agreements;

7.7

the Opinion is subject to all limitations arising from bankruptcy, insolvency, liquidation, administrative procedures, moratoria, voluntary arrangements, re-organisations, fraudulent transfers or similar laws, rules and regulations affecting the rights of creditors generally and affecting the enforcement of rights generally;

7.8

as used in this opinion, the word “enforceable” means that the Custody Agreements are of a type and form enforceable by the English courts; it is not, however, certain that each or any obligation within the Custody Agreements will necessarily be enforced in all circumstances in accordance with its terms since such enforcement is subject to principles of law, equity, courts discretion, issues of public policy and procedure of general application; the term does not address the extent to which a judgment obtained in a court outside England will be enforceable in England;

7.9

we give no opinion that the choice of English law as the governing law of the Custody Agreements and/or the agreement that the Custody Agreements will be construed in accordance with English law will be held to be valid and enforceable by the courts of the State of New York and/or the United States federal court in the Borough of Manhattan and/or any other court of competent jurisdiction (outside England and Wales) who may be called upon to settle any dispute or claim which may arise out of or in connection with the Custody Agreements;

7.10	the power of the English courts to grant equitable remedies, such as specific performance and injunctions, is discretionary and, accordingly, where an equitable remedy is sought an English court might, instead, make an award of damages if it considered this an adequate remedy;
7.11

claims may become time-barred under the Limitation Act 1980 or become subject to defences of set-off or counterclaim and failure or delay by any party in exercising any right may constitute a waiver of that right in spite of provisions to the contrary in the Custody Agreements;

7.12

the English courts will not normally give full effect to the provisions requiring an indemnity for the costs of litigation or enforcement, even to the successful litigant, where the court has itself made an order for costs, or which would involve the enforcement of foreign revenue or penal laws or which would be inconsistent with English public policy;

7.13

the effectiveness and enforceability of the terms exculpating a party from a liability or duty (including, without limitation, any purported exculpation or limitation of liability for fraud or wilful default) are limited by law;

7.14	the question of whether or not any provisions which may be illegal, invalid or unenforceable may be severed from other provisions would be determined by an English court, at its total discretion;
7.15

any discretion to be exercised under the Custody Agreements may be required by English law to be exercised reasonably and any determination may be required by English law to be based on reasonable grounds, in order to be enforceable;

7.16	any obligation to pay additional amounts in circumstances of breach or default might be held to be unenforceable under English law on the ground that it is a penalty;
7.17

provisions in the Custody Agreements may be amended by oral agreement between the parties or by a course of conduct of the parties, notwithstanding any provision in the Custody Agreements to the contrary;

7.18	provisions considered by the English courts to lack certainty may not be enforceable;
7.19

an English court may choose not to enforce a contract to the extent that performance or observance thereof would be manifestly incompatible with English public policy, contrary to any applicable mandatory rules or unlawful in the place where it is to be performed;

7.20

in the event of any proceeding being brought or any judgment being enforced in an English court in respect of a monetary obligation expressed in a currency other than pounds sterling, such court would have power to give judgement expressed as an order to pay in such currency but could decline to do so, at its discretion;

7.21	in so far as the Opinion may express or be deemed to express any opinion as to future events or matters, the Opinion is based solely upon existing English law in force as at today’s date and upon existing documents of which we have knowledge;
7.22

we do not express or imply any opinion as to the correctness of any representations or warranties given by on or behalf of any party (expressly or impliedly) under or pursuant to the Custody Agreements;

7.23	any provisions in the Custody Agreements purporting to enable the assignment of an obligation may only be effective upon the novation of such obligation;
7.24

any action brought in the English courts would be subject to the rules and procedures of the English courts including the power of an English court, at its discretion, to order a party in an action, who is ordinarily resident out of the jurisdiction (but not including persons against whom a claim can be enforced under the European Judgments Conventions or the European Judgments Regulation) to provide security for costs;

7.25	we do not express any opinion as to any tax consequences, or likely tax consequences arising out of or in connection with the Custody Agreements or any transaction contemplated therein;
7.26

we do not express any opinion on any competition law or anti-trust implications of the transactions contemplated by the Custody Agreements and in particular under the Fair Trading Act 1973, the Competition Act 1998, the Enterprise Act 2002 and the Treaty of Rome; and

7.27	In certain circumstances English courts may be prevented from or decline to exercise their jurisdiction, for example where another court is already seized with jurisdiction in the matter.

Y ours faithfully

/S/ REED SMITH LLP